Exhibit 12

Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges.

	For the year ended December 31,

	1999	2000	2001	2002	2003

	( in million of R$, except ratios)

Income Before Income Taxes and Minority Interest	R$ 602	R$ 711	R$ 947	R$ 642	R$ 1,381
Less:
Equity in results of unconsolidated companies	78	164	235	184	199
Preference security dividend requirement of consolidated subsidiary	10	10	8	18	18
Add:
Distributed Income of Equity Investment Companies	26	85	151	197	158
Fixed Charges	5,664	3,115	5,548	9,761	4,349

Earnings before taxes and fixed charges	6,204	3,737	6,403	10,398	5,671

Interest Expense	5,654	3,105	5,540	9,743	4,331
Preference security dividend requirement of consolidated subsidiary	10	10	8	18	18

Fixed Charges	R$ 5,664	R$ 3,115	R$ 5,548	R$ 9,761	R$ 4,349

Consolidated Ratio Earnings to Fixed Charges	1.10	1.20	1.15	1.07	1.30